

Mail Stop 3233

March 7, 2016

Via E-mail
Ban Siong Ang
Chief Executive Officer
Heyu Leisure Holidays Corporation
Westwood Business Center
611 South Main Street
Grapevine, Texas 76051

> **Re:** **Heyu Leisure Holidays Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 11, 2016**
> **File No. 333-201986**

Dear Mr. Ang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

1. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page 1

2. Please revise the audit opinion provided for Heyu Leisure Holidays Corporation to reflect the correct audited periods. In that regard, we note that paragraph three refers to "the results of its operations and its cash flows for the periods ended December 31, 2014 and from inception to December 31, *2014*," with no mention of the period ended December 31, 2013.

<u>Exhibit 23.1</u>

3. Please file updated consents for all audit reports included in this registration statement including those of Heyu Capital Limited and Xiamen Wujiaer Hotel Co, Ltd.

You may contact Kristi Marrone, Staff Accountant, at 202-551-3429 or Jaime John, Accounting Branch Chief, if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Senior Attorney, at (202) 551-3215 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief
Office of Real Estate and
Commodities

cc: <u>Via E-mail</u>
        Anthony A. Patel